Exhibit 7.1

Tenaris – Liquid financial assets over total assets

	At December 31,
Thousands of U.S. dollars	2021	2020	2019
Cash and cash equivalents	318,127	584,681	1,554,299
Other current investments	397,849	872,488	210,376
Bonds and other fixed income	312,619	239,422	18,012
Liquid financial assets	1,028,595	1,696,591	1,782,687
Total assets	14,449,431	13,716,189	14,842,991
Ratio	7%	12%	12%

Tenaris – Total Liabilities to Total Assets Ratio

	At December 31,
Thousands of U.S. dollars	2021	2020	2019
Total liabilities	2,343,729	2,269,716	2,656,619
Total assets	14,449,431	13,716,189	14,842,991
Ratio	0.16	0.17	0.18

Tenaris – Current borrowings to total borrowings

	At December 31,
Thousands of U.S. dollars	2021	2020	2019
Current borrowings	219,501	303,268	781,272
Total borrowings	330,933	619,007	822,152
Ratio	0.66	0.49	0.95